
June 23, 2021

Aaron I. Davis
Chief Executive Officer
BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

> **Re:** **BCTG Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.19 and 10.20**
> **Filed June 17, 2021**
> **File No. 333-255354**

Dear Mr. Davis:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance